ONESOURCE SERVICES INC.
60 MARKET SQUARE
P.O. BOX 1768
BELIZE CITY
BELIZE
TEL NO: 501 223 4245
FAX NO: 501 227 4443

U.S. Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

August 22, 2007

Dear Sirs,

Re: <u>OneSource Services Inc. (File No. 82-35018)</u>

Pursuant to the filing requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 for foreign private issuers that have claimed an exemption, OneSource Services Inc. ("OSI") hereby submits copies of the the press release announcing the results for the three months ended June 30, 2007 together with the Summarized Consolidated Financial Statements of OSI for the three months ended June 30, 2007.

Yours faithfully,

Abner Peralta
Company Secretary's Office

dlw 9/17

OneSource Services Inc.

ONESOURCE SERVICES INC. ANNOUNCES RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007

Belize City, Belize, August 17, 2007, -- OneSource Services Inc. (London AIM: OSS) ("OneSource") for three months ended June 30, 2007 reported revenue of $207.7m (2006 – $204.2m) and a net income of $1.0m (2006 – $1.0m), with diluted earnings per share of $0.27 (2006 – $0.27).

About OneSource

OneSource is a leader in the outsourced facilities services sector in the U.S. and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts.

OneSource differentiates its service offering through total cost management solutions, client specification re-engineering initiatives and other market leading programs such as OneSource GreenSweep™ which is environmentally designed to meet the requirements of green building operations.

For further information contact:

OneSource
+501 227 7178

Makinson Cowell
+212 994 9044

Note: This and other press releases are available at the Company's website: http://www.One-Source.com

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions (except per share data)

Three months ended June 30	2007 $m	2006 $m
Net sales	207.7	204.2
Cost of sales	(185.5)	(182.4)
Selling, general and administrative expenses	(20.4)	(20.3)
Operating income	1.8	1.5
Net interest income	0.1	0.4
Income before income taxes	1.9	1.9
Income taxes	(0.3)	(0.3)
Income after income taxes	1.6	1.6
Minority interests	(0.6)	(0.6)
Net income	1.0	1.0
Earnings per ordinary share (dollars)		
Basic and diluted	$0.27	$0.27
Number of ordinary shares ('000)		
Basic and diluted	3,721	3,764

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Balance Sheets (unaudited)
US dollars in millions

	June 30 2007 $m	March 31 2007 $m
Assets		
Current assets:		
Cash and cash equivalents	1.2	6.0
Restricted cash deposits	12.3	13.1
Trade accounts receivable - net	91.3	89.7
Other current assets	9.9	7.5
Total current assets	114.7	116.3
Restricted cash deposits	30.2	31.9
Goodwill - net	175.9	175.9
Other long-term assets	18.5	18.2
Total assets	339.3	342.3
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	27.4	26.5
Accrued personnel costs	26.7	31.7
Insurance reserves - current portion	21.0	21.0
Other current liabilities	17.0	18.6
Total current liabilities	92.1	97.8
Insurance reserves - long-term portion	51.3	51.3
Other long-term liabilities	23.5	22.0
Total liabilities	166.9	171.1
Total shareholders' equity	172.4	171.2
Total liabilities and shareholders' equity	339.3	342.3

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Cash Flows (unaudited)
US dollars in millions

Three months ended June 30	2007 $m	2006 $m
Cash flows from operating activities		
Net income	1.0	1.0
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	1.3	1.1
Other - net	1.6	1.7
Changes in assets and liabilities - net	(5.4)	(6.5)
Net cash (utilized) by operating activities	(1.5)	(2.7)
Cash flows from investing activities		
Property, plant and equipment – net	(0.7)	(0.7)
Net cash (utilized) by investing activities	(0.7)	(0.7)
Cash flows from financing activities		
(Decrease) increase in short-term debt	(4.6)	2.4
Decrease in restricted cash deposits	2.5	-
Purchase of treasury shares	(0.3)	-
Capital lease repayments	(0.2)	-
Net cash (utilized) generated by financing activities	(2.6)	2.4
Net change in cash and cash equivalents	(4.8)	(1.0)
Cash and cash equivalents at beginning of period	6.0	4.5
Cash and cash equivalents at end of period	1.2	3.5

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